Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI
Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

07022103
RECEIVED
2007 APR -3 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE
United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.
SUPPL
PROCESSED
APR 09 2007
THOMSON FINANCIAL

**PRESS RELEASE**

March 15, 2007

# Messina Minerals ("MMI") Increases "Hurricane" Thickness: 15.3 meters of 13.0% Zinc, 8.3% Lead, 1.5% Copper, 201 g/t Silver, 1.0 g/t Gold

Messina Minerals Inc. has completed two new holes at Hurricane on section 3925E that extend the dip length of the massive sulphides on this discovery section and indicate increasing thickness and continued base metal enrichment.

GA07-214 has intersected 15.3 meters of base metal enriched massive sulphides at Hurricane assaying 13.0% zinc, 8.3% lead, 1.5% copper (22.8% combined base metals) with 201 g/t silver and 1.0 g/t gold. The intersection is approximately 12 meters true thickness. GA07-214 is 27 meters down-dip of the base metal enriched massive sulphides in GA07-209 (see NR February 21, 2007) of 5.3 meters assaying 19.1% zinc, 9.6% lead, 1.4% copper (30.9% combined base metals), with 177 g/t silver and 0.9 g/t gold.

A second hole, GA07-218, undercut hole GA07-214 by 30 meters and did not intersect massive sulphides; no significant assays are expected. As a result, the dip length of Hurricane base metal enriched massive sulphides is extended to approximately 60 meters on section 3925E.

The increased true thickness of Hurricane in GA07-214 to 12 meters (15.3 meter core length) validates the target and demonstrates the potential of Hurricane, like the adjacent Boomerang and Domino discoveries, to have a zone of substantial thickening within the base metal enriched system. In addition, the average base metal assay grades returned from Hurricane to date have been higher than for Boomerang.

The Hurricane target remains open to the west for at least 300 meters and has been tested with only limited drilling to the east. Drilling has begun on approximately a 100 meter step-out to the west and is testing section 3800E for continuation of the thickened portion of Hurricane.

Messina is drilling new zinc-lead-copper-silver-gold enriched massive sulphide discoveries at both Hurricane and Domino adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying.

Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

MATERIAL CHANGE REPORT
FORM 51-102F3

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

| | | |
|---|---|---|
| Item 1. | **Reporting Issuer** | |
| | Messina Minerals Inc.<br>2300-1066 West Hastings Street<br>Vancouver, B.C.<br>V6E 3X2 | |

United States Securities & Exchange Comm.
12g 3-2(b) Exemption No. 82-2682
MESSINA MINERALS INC.

**Item 2.** **Date of Material Change**

March 15, 2007

**Item 3.** **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on March 15, 2007 through the facilities of CCN Matthews via Canadian Timely disclosure network.

**Item 4.** **Summary of Material Change**

See attached news release.

**Item 5.** **Full Description of Material Change**

See attached news release.

RECEIVED
2007 APR -3 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Item 6.** **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

**Item 7.** **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

**Item 8.** **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

**DATED** this 15th day of March, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

*PRESS RELEASE*

March 15, 2007

**Messina Minerals ("MMI") Increases "Hurricane" Thickness: 15.3 meters of 13.0% Zinc, 8.3% Lead, 1.5% Copper, 201 g/t Silver, 1.0 g/t Gold**

Messina Minerals Inc. has completed two new holes at Hurricane on section 3925E that extend the dip length of the massive sulphides on this discovery section and indicate increasing thickness and continued base metal enrichment.

GA07-214 has intersected 15.3 meters of base metal enriched massive sulphides at Hurricane assaying 13.0% zinc, 8.3% lead, 1.5% copper (22.8% combined base metals) with 201 g/t silver and 1.0 g/t gold. The intersection is approximately 12 meters true thickness. GA07-214 is 27 meters down-dip of the base metal enriched massive sulphides in GA07-209 (see NR February 21, 2007) of 5.3 meters assaying 19.1% zinc, 9.6% lead, 1.4% copper (30.9% combined base metals), with 177 g/t silver and 0.9 g/t gold.

A second hole, GA07-218, undercut hole GA07-214 by 30 meters and did not intersect massive sulphides; no significant assays are expected. As a result, the dip length of Hurricane base metal enriched massive sulphides is extended to approximately 60 meters on section 3925E.

The increased true thickness of Hurricane in GA07-214 to 12 meters (15.3 meter core length) validates the target and demonstrates the potential of Hurricane, like the adjacent Boomerang and Domino discoveries, to have a zone of substantial thickening within the base metal enriched system. In addition, the average base metal assay grades returned from Hurricane to date have been higher than for Boomerang.

The Hurricane target remains open to the west for at least 300 meters and has been tested with only limited drilling to the east. Drilling has begun on approximately a 100 meter step-out to the west and is testing section 3800E for continuation of the thickened portion of Hurricane.

Messina is drilling new zinc-lead-copper-silver-gold enriched massive sulphide discoveries at both Hurricane and Domino adjacent to the Boomerang massive sulphide mineral resource, within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

Specific gravity testing, rock quality determinations and photographic logging of all massive sulphide intersections are performed systematically by Messina staff prior to assaying. Assays are performed by Eastern Analytical Limited of Springdale, Newfoundland. Check assays and other lithogeochemical analyses are performed by Chemex Labs of North Vancouver, British Columbia. The Company is and will continue to use methodical and geoscientifically accepted procedures for

assaying including quality control and quality assurance (QA/QC) including the use of duplicates and standards for all analytical testing. Drill holes are assigned a number if they are started and reach bedrock; hole numbers not referenced are those terminated before reaching target due to bad ground or excessive deviation.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and the person responsible for the technical data contained within this news release.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

2005 venture 50 TSX venture exchange

RECEIVED
2007 APR -3 A 9: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

United States Securities & Exchange Comm.
12g 3-2(b) Exemption N 82-2682
MESSINA MINERALS INC.

**PRESS RELEASE**

March 16, 2007

# Messina Minerals ("MMI") Appoints Investor Relations Firms

Messina Minerals Inc. (the "Company") is pleased to announce that it has retained the services of two investor relations firms to increase investor awareness in both Canada and the United States.

New York based O&M Partners LLC has been engaged on a one month trial basis to initiate contacts and meetings with institutional investors, independent money managers and market makers. The term of the engagement began on March 13, 2007 for a one month fee of US $8,500, as well as reimbursement of expenses incurred by O&M. O&M Partners LLC is a buyside consulting firm that specializes in small-cap institutional targeting for public companies in the commodities sector.

Messina has also retained The Richmond Club, a Toronto media company that showcases high growth companies to its membership through its website and at investor luncheon meetings. These presentations generate exposure to fund managers, stock brokers and analysts. The Company will pay The Richmond Club a monthly fee of $1,450 for a period of 12 months and will grant 29,000 incentive stock options at an exercise price of $1.54, exercisable for a period of three years from the date of this release, subject to regulatory approval. The options will vest 25% upon granting and 25% every four months during this one year period.

Messina Minerals Inc. is drilling zinc-lead-copper-silver-gold enriched massive sulphides within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Email: info@messinaminerals.com
Web: www.messinaminerals.com

*PRESS RELEASE*

March 16, 2007

## Messina Minerals ("MMI") Appoints Investor Relations Firms

Messina Minerals Inc. (the "Company") is pleased to announce that it has retained the services of two investor relations firms to increase investor awareness in both Canada and the United States.

New York based O&M Partners LLC has been engaged on a one month trial basis to initiate contacts and meetings with institutional investors, independent money managers and market makers. The term of the engagement began on March 13, 2007 for a one month fee of US $8,500, as well as reimbursement of expenses incurred by O&M. O&M Partners LLC is a buyside consulting firm that specializes in small-cap institutional targeting for public companies in the commodities sector.

Messina has also retained The Richmond Club, a Toronto media company that showcases high growth companies to its membership through its website and at investor luncheon meetings. These presentations generate exposure to fund managers, stock brokers and analysts. The Company will pay The Richmond Club a monthly fee of $1,450 for a period of 12 months and will grant 29,000 incentive stock options at an exercise price of $1.54, exercisable for a period of three years from the date of this release, subject to regulatory approval. The options will vest 25% upon granting and 25% every four months during this one year period.

Messina Minerals Inc. is drilling zinc-lead-copper-silver-gold enriched massive sulphides within the Company's Tulks South Property located in central Newfoundland, Canada. The Tulks South Property represents a portion of the 327 square kilometer area of Messina's central Newfoundland mineral land holdings. The region is historically known as prospective for zinc-rich deposits and home to the formerly producing world-class base metal deposits at Buchans and currently home to a producing zinc-copper mine at Duck Pond.

**On behalf of the Board of Messina Minerals Inc.**

*"Peter Tallman"*

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

END